Exhibit 99.1

Crescent Point Receives Approval for Normal Course Issuer Bid

CALGARY, AB, March 4, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce the Toronto Stock Exchange ("TSX") has accepted its notice to implement a normal course issuer bid ("NCIB") to purchase, for cancellation, up to 57,309,975 common shares, or 10 percent of the Company's public float, as of February 28, 2022. The NCIB is scheduled to commence on March 9, 2022,and is due to expire on March 8, 2023.

Purchases of Crescent Point's common shares under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange (the "NYSE") and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators (the "CSA") and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the Company will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point will enter into an automatic purchase plan ("Plan") with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases would be at the discretion of the broker based on parameters established by the Company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares will be repurchased in accordance with management's discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms or will terminate on the expiry of the NCIB.

As of February 28, 2022, the Company had a public float of 573,099,751 common shares and 574,601,885 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 1,351,208 common shares during a trading day, being 25 percent of the average daily trading volume of the Company's common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 5,404,833 common shares), and, in addition, will not acquire per day on the NYSE more than 25 percent of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management's discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the Company.

As previously announced, the Company recently increased its planned share repurchases to up to $150 million to be executed by mid-2022. These planned repurchases were initiated in December 2021 under the existing NCIB that expires March 8, 2022. As at February 28, 2022, 8,076,800 common shares had been repurchased under the existing NCIB at a volume weighted average price of $7.43 per common share. These repurchases were all made in open market transactions. Under the existing NCIB, the Company sought and obtained approval from the TSX to purchase up to 26,462,509 common shares. The Company evaluates share repurchases as a means of enhancing shareholder value in the context of Crescent Point's capital allocation framework, leverage targets and market conditions.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the Company's normal course issuer bid, planned share repurchases to up to $150 million in the first half of 2022, the process the Company plans to follow to evaluate purchases under the NCIB, and the expected benefits to shareholders associated with the NCIB and the Plan and its operation.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. The Company believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors," and in our Management's Discussion and Analysis for the year ended December 31, 2021, under the headings "Risk Factors" and "Forward-Looking Information".

The number of shares repurchased under the NCIB set forth in this press release as of February 28, 2022, includes unsettled trades.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/04/c5970.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 08:00e 04-MAR-22